Via EDGAR

August 25, 2023

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Mariam Mansaray

RE: iQSTEL Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 7, 2023

File No. 333-268856

Ms. Mansaray,

Thank you for the oral comment you submitted on July 25, 2023. You advised counsel for the Company that the staff had a follow up oral comment to the Company’s response to the staff’s comment number 4 in the March 7, 2023 letter, reproduced below.

4. Please refer to prior comment 11 and your corresponding response. While we note that the company is not currently planning to offer digital dividends to shareholders, the response letter stated that "[i]f and when a digital dividend is contemplated to be issued, all shareholders of record of the company will be entitled to the dividend." Please include this disclosure in your filing.

In supplement to the company’s response to comment number 4, please be advised that the Company has no plans to issue a digital dividend. The issuance of digital dividends was only to occur in the event of a listing on Upstream, which is no longer in the Company’s plan.

Sincerely

/s/ Alvaro Cardona

Alvaro Cardona

Chief Financial Officer